UNITED STATES
SECURITIES AND EXCHANGE COMMISSION	SEC File Number
Washington, D.C. 20549	001-13289

FORM 12b-25	CUSIP Number
NOTIFICATION OF LATE FILING	74153Q 10 2

(Check One):       ☒Form 10-K       ☐Form 20-F       ☐Form 11-K       ☐Form 10-Q      ☐Form N-SAR       ☐Form N-CSR

For Period Ended: December 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Pride International, Inc.

Former Name if Applicable:	Not applicable.

Address of Principal Executive Office
(Street and Number):	5847 San Felipe
Suite 3300

City, State and Zip Code:	Houston, Texas 77057

Part II – Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☒

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

      State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      As reported in the Current Report of Pride International, Inc. on Form 8-K filed with the Securities and Exchange Commission on March 8, 2005, Pride concluded on March 2, 2005 that it will restate its consolidated financial information for 2003, 2002, 2001 and 2000 and for the quarterly periods in 2004 and 2003 to correct certain errors related primarily to transactions initially recorded in periods from 1999 to 2002, but affecting periods from 1999 through 2004. The errors relate to items including, among others, adjustments to the valuation of debt assumed in connection with Pride’s acquisition in 2001 of the remaining 73.6% interest it did not own in the deepwater semisubmersible rigs Pride Carlos Walter and Pride Brazil and the calculation of charges associated with the subsequent refinancing of the debt; under- and over-depreciation of certain rigs constructed or acquired since 1999; the recording of the foreign exchange calculation of the inventory valuation in Colombia in 1999; a mathematical error in a tax provision in 2002; reversal of a net gain reported in 2000 resulting from the 1999 receipt of proceeds for a casualty loss; and adjustments related to the reconciliation of certain accounts payable and the reclassification of certain finance charges. The determination to restate was approved by the audit committee of Pride’s board of directors upon the recommendation of Pride’s senior management.

      Pride currently estimates that the cumulative effect of the errors for the nine months ended September 30, 2004 and the years ended December 31, 2003 and 2002 will result in an increase in net income or a reduction of net loss, as the case may be, for the periods of approximately $1.3 million, $0.8 million and $1.2 million, respectively. Pride estimates that the cumulative effect for the years ended December 31, 2001 and 2000 will result in a decrease in net income for the periods of approximately $2.0 million and $2.1 million, respectively. Pride plans to complete its evaluation of these matters prior to the filing of its annual report on Form 10-K for the year ended December 31, 2004.

      As of the date hereof, Pride expects that it will report in its 2004 annual report on Form 10-K a material weakness in internal control over financial reporting related to ineffective controls over the communication of information important to the period-end financial reporting process, including the specifics of non-routine and non-systematic transactions. Contributing factors were the decentralized nature of Pride’s financial and accounting functions and the number of manual processes utilized during the period-end financial reporting process. Pride has been performing additional substantive testing of its results of operations for 2004 to compensate for these internal control issues. In addition, Pride’s independent registered public accounting firm has not completed its testing, and no assurances can be given that Pride’s completion of its 2004 annual report on Form 10-K, or testing related thereto, will not result in the identification of additional internal control deficiencies or material weaknesses.

      Pride cannot assure that the steps it has taken or is taking to address the internal control matters described above will be adequate, that one or more deficiencies will not ultimately be determined to be material weaknesses or that additional control deficiencies will not be identified. If, as expected, Pride concludes that the matters identified above constitute a material weakness, management will be unable to conclude that Pride’s internal control over financial reporting was effective as of December 31, 2004. A discussion of Pride’s internal controls will be included in its 2004 annual report on Form 10-K.

      Pride has dedicated significant resources to the completion of (1) the restatement of its consolidated financial statements to be included in its 2004 annual report on Form 10-K and in amendments to certain of its previously filed periodic reports, including the additional substantive testing of its results of operations for 2004 described above, and (2) the evaluation of Pride’s internal control over financial reporting and the addressing of any material weakness and other control deficiencies identified in that evaluation. Accordingly, for the reasons set forth herein, and because the attention of the relevant personnel that prepare Pride’s 2004 annual report on Form 10-K has been diverted from that task, Pride is unable to timely file that annual report without unreasonable effort or expense. Pride’s senior management has discussed the matters described herein with Pride’s independent registered public accounting firm.

Part IV – Other Information

      (1) Name and telephone number of person to contact in regard to this notification

Douglas G. Smith (Name)	(713) (Area Code)	789-1400 (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      For the year ended December 31, 2004, Pride expects to report income from continuing operations of $14.3 million ($0.10 per diluted share) on revenues of $1,712.2 million. For the year ended December 31, 2003, Pride expects to report income from continuing operations of $40.9 million ($0.30 per diluted share) on revenues of $1,565.8 million. Pride expects to report a net loss of $3.5 million ($0.03 per diluted share) and $23.1 million ($0.11 per diluted share) for the years ended December 31, 2004 and 2003, respectively.

      Results for 2004 include an impairment charge of $24.9 million due to retiring certain rigs and net gains on sale of assets of $48.6 million. Results for 2003 include $0.2 million in asset sale gains.

      The results in both periods reflect a reclassification of certain costs from general and administrative costs to operating costs. In addition, Pride has classified as discontinued operations its fixed-fee rig construction business. The loss on discontinued operations was $17.7 million and $64.0 million for the years ended December 31, 2004 and 2003, respectively.

      A presentation of Pride’s unaudited consolidated statement of operations for the years ended December 31, 2004 and 2003 is attached hereto as Exhibit 99.1 and incorporated herein by reference.

      Because preparation and completion of Pride’s financial statements in connection with its 2004 annual report on Form 10-K are ongoing, the financial information presented herein, including Exhibit 99.1 attached hereto, is preliminary and subject to adjustment.

SIGNATURE

      Pride International, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PRIDE INTERNATIONAL, INC.
By:	/s/ Douglas G. Smith
Douglas G. Smith
Vice President, Controller and Chief Accounting Officer

Date: March 16, 2005

EXHIBIT INDEX

Exhibit No.	Description
99.1	Pride’s unaudited consolidated statement of operations for the years ended December 31, 2004 and 2003